

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2024

Bill Brownie
Interim Chief Executive Officer and Chief Operating Officer
Eargo, Inc.
2665 North First Street, Suite 300
San Jose, California 95134

> **Re: Eargo, Inc.**
> **Schedule 13E-3/A filed December 28, 2023 by PSC Echo, LP et al.**
> **File No. 005-91783**
> **Revised Preliminary Proxy Statement filed December 28, 2023**
> **File No. 001-39616**

Dear Bill Brownie:

We have reviewed your filings and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement filed December 28, 2023

General

1.   We note your response to comment two, which we re-issue. In this respect, we note your statement that Patient Square does not control decisions made by the PSC Stockholder with respect to the Company. Notwithstanding such statement, please advise why Patient Square is not an affiliate of Eargo engaged, directly or indirectly, in the Rule 13e-3 transaction. For guidance, refer to Question 201.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, available at https://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573 or Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Michael Gilson